UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 19, 2024, C3is Inc. (the “Company”) completed a firm commitment underwritten public offering (the “Offering”) of 120,000,000 units, consisting of (a) 70,000,000 common units (“Common Units”), each Common Unit consisting of one common share, par value $0.01 per share, of the Company (“Common Share”) and one-half of a Class C-1 Warrant (“Class C-1 Warrant”) to purchase one Common Share at an exercise price of $0.075 per Common Share or pursuant to an alternative cashless exercise option and one Class C-2 Warrant (“Class C-2 Warrant”) to purchase one Common Share at an exercise price of $0.085 per Common Share, and (b) 50,000,000 pre-funded units (“Pre-Funded Units”), each Pre-Funded Unit consisting of one pre-funded warrant to purchase one Common Share at an exercise price of $0.01 per Common Share, one-half of a Class C-1 Warrant and one Class C-2 Warrant.

In addition, the Company has granted Aegis Capital Corp. (“Aegis”), the underwriter of the Offering, a 45-day option to purchase up to 15% of the number of Common Shares and/or Pre-Funded Warrants sold in the Offering, and/or additional Class C-1 Warrants and Class C-2 Warrants representing up to 15% of the Class C-1 Warrants and Class C-2 Warrants sold in the Offering solely to cover over-allotments, if any. On March 19, 2024, Aegis partially exercised its over-allotment option with respect to 7,450,000 Class C-1 Warrants and 14,900,000 Class C-2 Warrants.

The aggregate gross proceeds to the Company from the Offering, before deducting underwriting discounts and other expenses payable by the Company, were approximately $6.0 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement, dated March 15, 2024, by and between the Company and Aegis Capital Corp.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the form of Class C-1 Warrant.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Class C-2 Warrant.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of Pre-funded Warrant.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated March 19, 2024 titled “C3is Inc. Announces Closing of $6.0 Million Underwritten Public Offering.”

A description of the Class C-1, Class C-2 and Pre-funded Warrants is set forth under the heading “Description of Securities We Are Offering” in the Prospectus filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on March 15, 2024, which is qualified by reference to the forms of such warrants which are filed as exhibits to this report.

As of March 19, 2024, after the consummation of the Offering and exercise of 42,000,000 pre-funded warrants, 156,002,840 Common Shares were issued and outstanding, as were pre-funded warrants to purchase 8,000,000 Common Shares at an exercise price of $0.01 per share, Class A Warrants to purchase up to 4,765,000 Common Shares at an exercise price of $1.05 per share, Class B-1 Warrants to purchase up to 8,780,000 Common Shares at an exercise price of $0.10 per share or pursuant to an alternative cashless exercise option, Class B-2 Warrants to purchase up to 136,850,000 Common Shares at an exercise price of $0.10 per share, Class C-1 Warrants to purchase up to 67,450,000 Common Shares at an exercise price of $0.075 per share or pursuant to an alternative cashless exercise option, Class C-2 Warrants to purchase up to 134,900,000 Common Shares at an exercise price of $0.0875 per share and 600,000 Series A Convertible Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share and conversion price of $0.03241, subject to adjustment.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated March 15, 2024, by and between the Company and Aegis Capital Corp.

4.1	Form of Class C-1 Warrant

4.2	Form of Class C-2 Warrant

4.3	Form of Pre-funded Warrant

99.1	Press Release, dated March 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2024

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer